UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 ________________ FORM 11-K
☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934 For the Fiscal Year ended December 31, 2010 OR
☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934 For the transition period from ______________ to ______________
Commission file number 1-14642

A.Full title of the plan and the address of the plan, if different from that of the issuer named below:

ING 401(k) Plan for ILIAC Agents

B.Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ING Groep N.V. Amstelveenseweg 500 1081 KL Amsterdam The Netherlands
or
P.O. Box 810 1000 AV Amsterdam The Netherlands

ING 401(k) PLAN FOR ILIAC AGENTS Contents of Audited Financial Statements and Supplemental Schedule
			Page
I.	The following financial statements and supplemental schedules for the ING 401(k) Plan for ILIAC Agents are being filed herewith:

	Audited Financial Statements and Supplemental Schedules
	December 31, 2010 and 2009, and the years then ended:

	Report of Independent Registered Public Accounting Firm		1

	Audited Financial Statements:

	Statements of Net Assets Available for Benefits as of:
		December 31, 2010 and 2009	2

	Statements of Changes in Net Assets Available for Benefits for the years ended:
		December 31, 2010 and 2009	3

	Notes to Financial Statements		4

	Supplemental Schedules:
		Schedule G, Part III Nonexempt Transactions	19
		Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)	20

	Signature Page		21

II.	The following exhibits are being filed herewith:

	Exhibit No.	Description

	1	Consent of Independent Registered Public
		Accounting Firm - Ernst & Young LLP

	99.1	Certification Pursuant to 18 U.S.C. Section 1350
		(Section 906 of the Sarbanes-Oxley Act of 2002)

Report of Independent Registered Public Accounting Firm

ING U.S. Pension Committee
ING 401(k) Plan for ILIAC Agents

We have audited the accompanying statements of net assets available for benefits of the ING 401(k) Plan for ILIAC Agents as of December 31, 2010 and 2009, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  We were not engaged to perform an audit of the Plan’s internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2010 and 2009, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2010, and nonexempt transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  These supplemental schedules are the responsibility of the Plan’s management.  The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP
Ernst & Young LLP

/
Atlanta, Georgia
June 29, 2011

ING 401(k) Plan for ILIAC Agents
Statements of Net Assets Available for Benefits
As of December 31, 2010 and 2009

	2010	2009
Assets
Receivables:
Notes receivable from participants	$1,751,052	$1,681,004
Total receivable	1,751,052	1,681,004

Investments on fair value:
Mutual funds	24,918,652	21,393,305
Common collective trusts	12,156,124	10,548,848
ING Stock fund	5,153,344	5,206,850
Guaranteed investment contracts	15,109,358	12,061,970
Net assets available for benefits at fair value	57,337,478	49,210,973
Adjustment from fair value to contract value for fully-benefit responsive investment contracts	(274,795)	55,352
Net assets available for benefits	$58,813,735	$50,947,329

The accompanying notes are an integral part of these financial statements.

ING 401(k) Plan for ILIAC Agents
Statements of Changes in Net Assets Available for Benefits
For the years ended December 31, 2010 and 2009

	2010	2009
Additions:
Interest and dividends	$1,076,540	$803,408
Interest income on notes receivable from participants	99,391	113,198
Contributions - participants	4,660,937	4,903,672
Contributions - employer	1,744,315	2,437,598
Rollover contributions	357,445	625,641
Total additions	7,938,628	8,883,517
Change in fair value of investments	4,579,520	7,995,666
Additions, including change in fair value of investments	12,518,148	16,879,183
Deductions:
Benefits paid to participants	4,522,504	2,909,474
Deemed distributions	129,238	53,916
Total deductions	4,651,742	2,963,390
Net increase	7,866,406	13,915,793
Net assets available for benefits:
Beginning of year	50,947,329	37,031,536
End of year	$58,813,735	$50,947,329

The accompanying notes are an integral part of these financial statements.

ING 401(k) PLAN FOR ILIAC AGENTS
Notes to Financial Statements
December 31, 2010

1.	Description of Plan

General

The following description of the ING 401(k) Plan for ILIAC Agents, formerly the Agents of Aetna Life Insurance and Annuity Company Incentive Savings Plan (the “Plan”), provides only general information. Participants should refer to the Plan documents, including the summary plan description, for a more complete description of the Plan’s provisions, including those described herein.

The Plan is a voluntary defined contribution plan available to all full-time insurance salespersons who, as defined in the Plan document, have entered into a Career Agent Agreement with ING Life Insurance and Annuity Company (“ILIAC”). The Plan is intended to meet the requirements of Internal Revenue Code (“IRC”) Section 401(a).  The Plan contains a salary reduction feature intended to meet the requirements applicable to cash or deferred arrangements under Section 401(k) of the IRC.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

ILIAC is the Plan sponsor (“Plan Sponsor”) and the ING U.S. Pension Committee is the Plan administrator (“Plan Administrator”).  ING National Trust is the trustee (“Trustee”) of the Plan.

Rights Offering

On October 26, 2009, ING Groep N.V. (the “Groep,” a Netherland corporation which is the parent of the Plan Sponsor) announced a rights offering to its shareholders. The rights offering is part of ING’s restructuring plan to separate its banking and insurance business. Participants of the Plan with investments in the ING stock funds received a proxy to vote with respect to the rights offering at the special shareholders meeting held November 25, 2009. The rights were issued to holders of shares of ING stock at the time that the issuance took place. As a result, the issuance increased the value of ING shares and, in turn, also increased the daily net asset value (“NAV”) per unit of the ING stock fund, which is based on the value of ING shares. In December 2009, the rights were sold on behalf of 401(k) plan participants by an independent fiduciary, and the proceeds of this sale were credited to the ING Market Stock Fund.

ING 401(k) PLAN FOR ILIAC AGENTS
Notes to Financial Statements

Investment Options

At December 31, 2010, the Plan’s assets were invested in the following investment vehicles:

Equity Index Trust
Goldman Sachs Collective Trust Strategic Value Fund
ING Fixed Account
ING International Value Fund - Class I
ING Market Stock Fund
ING Real Estate Fund - Class I
ING Solution 2015 Portfolio - Initial Class
ING Solution 2025 Portfolio - Initial Class
ING Solution 2035 Portfolio - Initial Class
ING Solution 2045 Portfolio - Initial Class
ING Solution 2055 Portfolio - Initial Class
ING Solution Income Portfolio - Initial Class
ING VP Small Cap Opportunities Portfolio - Initial Class
Mainstay Large Cap Growth Fund
Nuveen NWQ Small/Mid-Cap Value Fund - Class R
PIMCO Total Return Fund – Institutional Shares
Russell Small Cap Completeness Index SL Series Fund
Vanguard International Growth Fund
Vanguard Total Bond Market Index Fund – Signal Shares

Concentrations of Risk

At December 31, 2010 and 2009, the Plan’s assets were significantly concentrated in ING mutual funds and shares of the Groep stock, the value of which is subject to fluctuations related to corporate, industry and economic factors.

Eligibility

All employees meeting the qualifying requirements, as specified in the Plan documents, are immediately eligible to participate in the Plan.  Generally, Plan participation is limited to Career Agents, as defined in the Plan documents.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and the ILIAC’s contribution.  ILIAC contributions are based on participant deferrals and eligible earnings.  Each participant’s account is also credited with allocations of Plan investment results; all earnings or losses are allocated to each participant’s account as soon as practicable.  Participant accounts are reduced by any administrative fee or expenses charged against the account and are allocated in proportion to the participant's account balance.  Forfeited balances of terminated participants’ nonvested accounts are used to reduce future ILIAC contributions and restore accounts previously forfeited.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account at the time benefit payments are made.

ING 401(k) PLAN FOR ILIAC AGENTS
Notes to Financial Statements

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Participants who enter into a Career Agent contract with ILIAC will vest in ILIAC matching contributions over four years of service at the rate of 25% after the first year, 50% after the second year, 75% after the third year, and 100% after the fourth year.  Participants who entered into a Career Agent contract with ILIAC prior to January 1, 2002 will vest in ILIAC matching contributions over three years of service at a rate of 50% after the first year, 75% after the second year and 100% after the third year.  Participants are immediately fully vested when any of the following occur: (1) reaching age 65 while actively employed, (2) dying while actively employed, (3) obtaining eligibility for benefits under ILIAC’s managed long term disability plan while actively employed, or (4) termination or partial termination of the Plan.

The amount of forfeited nonvested participant accounts as of December 31, 2010 and 2009 is $25,745 and $11,478, respectively.  Forfeitures are allocated in lieu of employer contributions as permitted by the Plan documents.

Effective November 1, 2010 any participant who is actively employed by the Company on the effective date of a sale of a direct or indirect controlling interest in the Company shall be 100% vested in and shall be entitled to a benefit equal to the value of all of his or her accounts.

Participant Contributions

Participants may contribute up to 50% of their pre-tax eligible earnings for the Plan year.  Participants may also contribute eligible amounts representing distributions from other qualified plans in a tax-free rollover (“rollover”).  Participant contributions, other than rollovers, are subject to limitations imposed by the IRC.

Effective January 1, 2011, the Roth feature is allowed. The Roth feature allows participants to make after-tax contributions to a Roth Account. These after-tax contributions are subject to the IRC contribution limits. The after-tax contributions plus earnings grow tax free and all qualified distributions are 100% tax free.

Employer Contributions

As of December 31, 2010, ILIAC matches participants’ pre-tax contributions at 60% of each participant’s contributions up to the first 6% of total eligible earnings.  The IRC limits can affect certain highly paid participants’ eligibility to receive matching contributions.  ILIAC matching contributions are made in cash, and are allocated with consideration to each participant’s investment elections.

ING 401(k) PLAN FOR ILIAC AGENTS
Notes to Financial Statements

Participant Loans

Subject to the provisions of the Plan, participants may borrow against his/her account balances provided that the amount requested is at least $1,000 but not more than the lesser of 50% of the vested balance or $50,000 (taking into account the outstanding balance of all Plan loans made within the prior twelve months).

Each loan will bear an interest rate as prescribed by the Plan’s applicable provisions, currently the prime interest rate plus 1%.  Loan repayment periods are for a maximum of five years. Principal and interest are repaid ratably through commission check deductions.

Deemed Distribution

The Plan treats participant loans that are in default due to a missed payment, and outstanding loan balances when a terminated participant takes a distribution, as deemed distributions. A loan is considered in default on the last business day of the calendar quarter following the calendar quarter in which the loan repayment was due. In accordance with Internal Revenue Service ("IRS") regulations, a participant who repays a loan after a deemed distribution will receive credits pursuant to IRS requirements.

Benefits Paid

Upon termination of service due to death, disability, or retirement, a participant or his/her beneficiary may elect to receive either a lump-sum distribution or periodic payments of his/her vested account balance.  Additionally, upon resignation or termination, a participant may elect to receive a lump sum distribution of his/her vested account balance.  A participant may elect to receive his/her benefit in Company stock (defined as American Depository Shares (“Groep Shares”)) to the extent his or her account is invested in Company stock.  As defined in the Plan documents, certain participants are also eligible for hardship withdrawals, consistent with the provisions of the IRC.

Administrative Expenses

The Plan sponsor is responsible for paying all Plan expenses.  Administrative expenses paid by the Plan were $0 for the years ended December 31, 2010 and 2009.

Plan Termination

Although it has not expressed any intent to do so, ILIAC has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants will become 100% vested in their Plan accounts.

ING 401(k) PLAN FOR ILIAC AGENTS
Notes to Financial Statements

2.	Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared using the accrual basis of accounting.

As required by ASC “FASB Accounting Standards CodificationTM” (the “Codification” or “ASC”) Topic 946, “Financial Services - Investment Companies” and ASC Topic 962, “Plan Accounting - Defined Contribution Pension Plans,” investments in the accompanying Statements of Net Assets Available for Benefits include fully benefit responsive investment contracts recognized at fair value.  ASC Topic 962 requires fully benefit responsive investment contracts to be reported at fair value in the Plan’s Statement of Net Assets Available for Benefits with a corresponding adjustment to reflect these investments at contract value.

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest.  Interest income on notes receivable from participants is recorded when it is earned.  No allowance for credit losses has been recorded as of December 31, 2010 or 2009.  If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be a distribution, the participant loan is reduced and a benefit payment is recorded.

Investment Valuation and Income Recognition

The Plan provides for investments in Groep shares, guaranteed investment contracts (“GICs”), common collective trusts and mutual funds.  Mutual funds are stated at fair value, which is the quoted market price in an active market of the shares owned on the last day of the Plan year.  Investments in Groep shares are based on the daily NAV per unit of the ING Stock Funds which is determined using quoted market prices of the underlying investments. Units of the common collective trusts are valued at the NAV redemption value as determined by the trustee.

As discussed above, the Plan accounts for fully benefit responsive investment contracts in accordance with ASC Topics 946 and 962.  Generally, contract value of the ING Fixed Account is equal to participant deposits minus participant withdrawals plus credited interest.  Interest credited is net of expenses.  Contract value may be subject to adjustments in connection with contractholder directed withdrawals that are subject to a market value adjustment.  Under limited circumstances (certain in-service participant withdrawals) contract value may be adjusted as a result of a market value adjustment.  The fair value of the ING Fixed Account which consists of an underlying GIC owned by the Plan is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations.

ING 401(k) PLAN FOR ILIAC AGENTS
Notes to Financial Statements

Interest income is recorded on the accrual basis of accounting.  Dividends are recorded on the ex-dividend date.  Purchases and sales of securities are recorded on the trade date.

Use of Estimates

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires the Plan Administrator to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Reclassification

Certain 2009 balances have been reclassified to conform to the 2010 presentation.

Recently Adopted Accounting Standards

FASB Accounting Standards Codification

In June 2009, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2009-01, “Topic 105 – Generally Accepted Accounting Principles: amendments based on Statement of Financial Accounting Standards No. 168, The FASB Accounting Standards CodificationTM and the Hierarchy of Generally Accepted Accounting Principles” (“ASU 2009-01”), which confirms that as of July 1, 2009, the “FASB Accounting Standards CodificationTM” (“the Codification” or “ASC”) is the single official source of authoritative, nongovernmental US GAAP.  All existing accounting standard documents are superseded, and all other accounting literature not included in the Codification is considered nonauthoritative.

The Plan adopted the Codification as of July 1, 2009.  There was no effect on the Plan’s Statement of Net Assets Available for Benefits or Statement of Changes in Net Assets Available for Benefits.  The Plan has revised its disclosures to incorporate references to the Codification topics.

ING 401(k) PLAN FOR ILIAC AGENTS
Notes to Financial Statements

Measuring Liabilities at Fair Value

In August 2009, the FASB issued ASU 2009-05, “Fair Value Measurements and Disclosures (ASC Topic 820): Measuring Liabilities at Fair Value” (“ASU 2009-05”), which clarifies that in circumstances where a quoted price in an active market for an identical liability is not available, one of the following techniques should be used to measure a liability’s fair value:

▪	The quoted price of the identical liability when traded as an asset; or
▪	Quoted prices for similar liabilities or similar liabilities traded as assets; or
▪	Another valuation technique consistent with the principles of ASC Topic 820, such as the income approach or a market approach.

ASU 2009-05 also clarifies that restrictions preventing the transfer of a liability should not be considered as an adjustment in the measurement of its fair value.

The provisions of ASU 2009-05 were adopted by the Plan on December 31, 2009. The Plan determined, however, that there was no effect on the Plan’s financial statements upon adoption, as its guidance is consistent with that previously applied by the Plan under US GAAP.

Measuring the Fair Value of Certain Alternative Investments

In September 2009, the FASB issued ASU 2009-12, “Fair Value Measurements and Disclosures (ASC Topic 820): Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent)” (“ASU 2009-12”), which allows the use of net asset value to estimate the fair value of certain alternative investments, such as interests in hedge funds, private equity funds, real estate funds, venture capital funds, offshore fund vehicles, and funds of funds. In addition, ASU 2009-12 requires disclosures about the attributes of such investments.

The provisions of ASU 2009-12 were adopted by the Plan on December 31, 2009. The Plan determined, however, that there was no effect on the Plan’s financial statements upon adoption, as its guidance is consistent with that previously applied by the Plan under US GAAP.

Improving Disclosures about Fair Value Measurements

In January 2010, the FASB issued ASU 2010-06, “Fair Value Measurements and Disclosure (ASC Topic 820): Improving Disclosures about Fair Value Measurements,” (“ASU 2010-06”), which requires several new disclosures, as well as clarification to existing disclosures, as follows:

ING 401(k) PLAN FOR ILIAC AGENTS
Notes to Financial Statements

▪	Significant transfers in and out of Level 1, Level 2, and Level 3 fair value measurements and the reason for the transfers;
▪	Purchases, sales, issuances, and settlement, in the Level 3 fair value measurements reconciliation on a gross basis;
▪	Fair value measurement disclosures for each class of assets and liabilities (i.e., disaggregated); and
▪	Valuation techniques and inputs for both recurring and nonrecurring fair value measurements that fall in either Level 2 or Level 3 fair value measurements.

The guidance in ASU 2010-06 is effective for annual reporting periods beginning after December 15, 2009, with the exception of the requirement to present changes in Level 3 measurements on a gross basis, which is delayed until 2011. Adopting the provisions of ASU 2010-06 had no impact on the Plan’s financial statements.

Reporting Loans to Participants

In September 2010, the FASB issued Accounting Standards Update 2010-25, Reporting Loans to Participants by Defined Contribution Pension Plans, (ASU 2010-25).  ASU 2010-25 requires participant loans to be measured at their unpaid balance plus any accrued but unpaid interest and classified as notes receivable from participants.  Previously, loans were measured at fair value and classified as investments.  ASU 2010-25 is effective for fiscal years ending after December 15, 2010 and is required to be applied retrospectively.  Adoption of ASU 2010-25 did not change the value of participant loans from the amount previously reported as of December 31, 2009.  Participant loans have been reclassified to notes receivables from participants and interest on the loans has been reclassified to interest income on notes receivable from participants as of December 31, 2009.

Subsequent Events

In May 2009, the FASB issued new guidance on subsequent events, included in ASC Topic 855, “Subsequent Events,” which establishes:

▪	The period after the balance sheet date during which an entity should evaluate events or transactions for potential recognition or disclosure in the financial statements;
▪	The circumstances under which an entity should recognize such events or transactions in its financial statements; and
▪	Disclosures regarding such events or transactions and the date through which an entity has evaluated subsequent events.

These provisions, as included in ASC Topic 855, were adopted by the Plan on June 30, 2009. The Plan determined that there was no effect on the Plan’s financial statements upon adoption, as the guidance is consistent with that previously applied by the Plan under U.S. auditing standards.

In February 2010, the FASB issued ASU 2010-09, “Subsequent Events (Topic 855): Amendments to Certain Recognition and Disclosure Requirements”, which clarifies that an SEC filer should evaluate subsequent events through the date the financial statements are issued and eliminates the requirement for an SEC filer to disclose that date, effective upon issuance.

ING 401(k) PLAN FOR ILIAC AGENTS
Notes to Financial Statements

The Plan determined that there was no effect on the Plan’s financial statement upon adoption of ASU 2010-09 as the guidance is consistent with that previously applied by the Plan under U.S. auditing standards.

New Accounting Pronouncements

In May 2011, the FASB issued Accounting Standards Update 2011-04, Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRSs, (ASU 2011-04). ASU 2011-04 amended ASC 820, Fair Value Measurements and Disclosures, to converge the fair value measurement guidance in US generally accepted accounting principles (GAAP) and International Financial Reporting Standards (IFRSs). Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in ASC 820. In addition, ASU 2011-04 requires additional fair value disclosures [although certain of these new disclosures will not be required for nonpublic entities]. The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011. Plan management is currently evaluating the effect that the provisions of ASU 2011-04 will have on the Plan’s financial statements.

3.	Income Tax Status

The Plan received a determination letter from the IRS dated January 5, 2011, stating that the Plan is qualified under Section 401(a) of the IRC and, therefore, the related trust is exempt from taxation.  Subsequent to this determination by the IRS, the Plan was amended.  Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan has corrected the majority of the nonexempt transactions as of December 31, 2010, approximately $4,113 will be corrected during 2011.  The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the code and therefore believes the Plan is qualified and the related trust is tax-exempt.

Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS.  The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken.  The Plan has recognized no interest or penalties related to uncertain tax positions.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The plan administrator believes it is no longer subject to income tax examinations for years prior to 2007.

ING 401(k) PLAN FOR ILIAC AGENTS
Notes to Financial Statements

4.	Investments

The following individual investments represent 5% or more of the Plan’s total net assets as of December 31:

	2010	2009
Equity Index Trust	$3,666,608	$3,424,709
Goldman Sachs Collective Trust Strategic Value Fund	*	2,743,981
ING Fixed Account (at contract value)**	14,834,563	12,117,322
ING International Value Fund - Class I	3,411,270	4,023,475
ING Market Stock Fund	5,153,344	5,206,850
Mainstay Large Cap Growth Fund	4,902,714	4,544,110
PIMCO Total Return Fund - Institutional Shares	3,216,652	3,110,315
Russell Small Cap Completeness Index SL Series Fund	5,727,765	4,380,159
Vanguard International Growth Fund	4,240,604	2,856,096

* Investment were not greater than 5%.
**	The fair value of the Plan's investment in the ING Fixed Account was $15,109,358 and $12,061,970 at December 31, 2010 and 2009, respectively.

The net appreciation in fair value of each significant class of investments, which consists of the realized gains or losses and the unrealized appreciation on those investments, is as follows for the years ended December 31:

	2010	2009
Mutual funds	$2,502,375	$4,065,716
Common collective trusts	1,979,502	2,492,602
ING Stock fund	97,643	1,437,348
Net appreciation in fair value	$4,579,520	$7,995,666

5.	Investment in Insurance Contracts

As of December 31, 2010, the Plan maintained one GIC related investment option, the ING Fixed Account.  The contract underlying this investment option is considered to be fully benefit responsive in accordance with ASC Topic 962.  As of December 31, 2010 and 2009, the contract value of the investment in the ING Fixed Account is $14,834,563 and $12,117,322, respectively.

The average yields based on actual earnings for the contract for the years ended December 31, 2010 and 2009, were 3.15% and 3.15%, respectively.  The crediting interest rates to participants for the contract as of December 31, 2010 and 2009 were 3.15% and 3.00%, respectively.  The guaranteed minimum crediting interest rates for the contract for the years ended December 31, 2010 and 2009 were 3.00% and 3.00%, respectively.  ILIAC makes this guarantee, and although ILIAC may credit a higher interest rate, the credited rate will never fall below the lifetime guaranteed minimum of 3.00%.

ING 401(k) PLAN FOR ILIAC AGENTS
Notes to Financial Statements

ILIAC’s determination of credited interest rates reflects a number of factors, including mortality and expense risks, interest rate guarantees, the investment income earned on invested assets and the amortization of any capital gains and/or losses realized on the sale of invested assets.  A market value adjustment may apply to amounts withdrawn at the request of the contractholder.

The underlying contract has no restrictions on the use of Plan assets and there are no valuation reserves recorded to adjust contract amounts.

Certain events limit the ability of the Plan to transact at contract value with the issuer.  Such events include the following: (i) amendments to the Plan documents (including complete or partial Plan termination or merger with another plan) (ii) changes to Plan’s prohibition on competing investment options or deletion of equity wash provisions; or (iii) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA.  The Plan Administrator does not believe that the occurrence of any such value event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

ILIAC, GIC issuer, has the option to payout the current value of the contract only after completion of five contract years.

6.	Financial Instruments

Fair Value Measurements

ASC Topic 820 defines fair value, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value, and enhances disclosure requirements for fair value measurements.

Fair Value Hierarchy

The Plan has categorized its financial instruments into a three level hierarchy based on the priority of the inputs to the valuation technique.

The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument.

ING 401(k) PLAN FOR ILIAC AGENTS
Notes to Financial Statements

Financial assets recorded at fair value on the Statement of Net Assets Available for Benefits are categorized as follows:

▪	Level 1 - Unadjusted quoted prices for identical assets or liabilities in an active market.
▪
Level 2 - Quoted prices in markets that are not active or inputs that are observable either directly or indirectly for substantially the full term of the asset or liability.  Level 2 inputs include the following:

a)	Quoted prices for similar assets or liabilities in active markets;
b)	Quoted prices for identical or similar assets or liabilities in non-active markets;
c)	Inputs other than quoted market prices that are observable; and
d)	Inputs that are derived principally from or corroborated by observable market data through correlation or other means.
▪
Level 3 - Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement.  These valuations, whether derived internally or obtained from a third party, use critical assumptions that are not widely available to estimate market participant expectations in valuing the asset or liability.

The following tables present the Plan’s hierarchy for its assets measured at fair value.

	Assets at Fair Value as of December 31, 2010
	Level 1	Level 2	Level 3	Total
Assets:
Mutual funds:
U.S. equities	$10,804,687	$-	$-	$10,804,687
International equities	7,651,874	-	-	7,651,874
Lifecycle funds(1)	2,803,378	-	-	2,803,378
Short-term investment fund(2)	3,658,713	-	-	3,658,713
Common collective trusts(3):
U.S. equities	-	11,791,211	-	11,791,211
Short-term investment fund	-	364,913	-	364,913
ING Stock funds(4)	-	5,153,344	-	5,153,344
Guaranteed investment contract	-	15,109,358	-	15,109,358
Total	$24,918,652	$32,418,826	$-	$57,337,478

ING 401(k) PLAN FOR ILIAC AGENTS
Notes to Financial Statements

	Assets at Fair Value as of December 31, 2009
	Level 1	Level 2	Level 3	Total
Assets:
Mutual funds:
U.S. equities	$8,226,805	$-	$-	$8,226,805
International equities	6,879,571	-	-	6,879,571
Lifecycle funds(1)	2,835,583	-	-	2,835,583
Short-term investment fund(2)	3,451,346	-	-	3,451,346
Common collective trusts(3):
U.S. equities	-	9,934,303	-	9,934,303
Short-term investment fund	-	614,545	-	614,545
ING Stock funds(4)	-	5,206,850	-	5,206,850
Guaranteed investment contract	-	12,061,970	-	12,061,970
Total	$21,393,305	$27,817,668	$-	$49,210,973

(1) This category includes investments in highly diversified funds designed to remain appropriate for investors in terms of risk throughout a variety of life circumstances. There are currently no redemption restrictions on these investments. The fair values of the investments in this category have been estimated using the net asset value per share.

(2) This category is designed to protect capital with low risk investments in bonds and various short-term debt instruments. There are currently no redemption restrictions on these investments. The fair value of the investments in this category have been estimated using the net asset value per share.

(3) This category includes common/collective trust funds that are designed to provide growth in capital by replicating benchmark indices and includes primarily equity investments. There are currently no redemption restrictions on thisinvestment. The fair value of the investment in this category has been estimated using the net asset value per share.

(4) This category includes a single investment in ING Groep Shares. There are currently no redemption restrictions on this investment. The fair value of the investment in this category has been estimated using the net asset value per share.

Valuation of Financial Assets and Liabilities

The Plan utilizes a number of valuation methodologies to determine the fair values of its financial assets in conformity with the concepts of “exit price” and the fair value hierarchy as prescribed in ASC Topic 820.  Valuations are obtained from either a third party commercial pricing services or the various fund groups.

The following valuation methods and assumptions were used by the Company in estimating the fair value of the following financial instruments:

Mutual funds: Mutual funds are reported at NAV as calculated by the mutual fund based upon the value of the securities held by the mutual fund and are included in Level 1.  This financial instrument includes U.S. equities, International equities, Lifecycle and Short-term investment funds.

Common Collective Trust: Common collective trust are reported at NAV or alternative fair value methods by the Trustee when NAV is not available.  These shares are included in Level 2.

ING Stock Funds: ING Groep Shares are reported based upon a quoted market price and observable inputs. These shares are included in Level 2.

ING 401(k) PLAN FOR ILIAC AGENTS
Notes to Financial Statements

Guaranteed Investment contracts: The GIC is reported based upon observable inputs, including the Plan’s assumptions as to what market participants would use in pricing such instruments. The GIC is included in Level 2.

7.	Parties-in-Interest to the Plan

The Plan holds investments in several mutual funds and Groep shares that are managed by affiliated companies of the Plan Sponsor.  These affiliated companies are considered parties-in-interest (as defined in ERISA) to the Plan.  At December 31, 2010 and 2009, funds of $30,810,570 and $27,336,130, respectively, were held in such investments and are considered party-in-interest transactions.

Supplemental Schedules

ING 401(k) Plan for ILIAC Agents
EIN: 71-0294708 and Plan No. 005
Schedule G, Part III Nonexempt Transactions
Year ended December 31, 2010

(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
Identity of party involved	Relationship to plan, employer, or other party-in- interest	Description of transactions including maturity date, rate of interest, collateral, par or maturity value	Purchase price	Selling price	Lease rental	Expenses incurred in connection with transaction	Cost of asset	Current value of asset	Net gain or (loss) on each transaction

ING Life Insurance and Annuity Company	Affiliated Plan Sponsor	Receipt of float revenue	-	-	-	-	-	-	$ 17,194

ING Life Insurance and Annuity Company	Affiliated Plan Sponsor	Receipt of sub-transfer agency fees	-	-	-	-	-	-	$ 94,207

ING 401(k) PLAN FOR ILIAC AGENTS
EIN-71-0294708 Plan-005
Schedule H, Line 4(i)
Schedule of Assets (Held at End of Year)
At December 31, 2010

(a)	(b)	(c)	(e)
	Identity of Issue, Borrower, Lessor,	Description of	Current
	or Similar Party	Investment	Value

	Equity Index Trust	Common Collective Trust	$3,666,608
	Goldman Sachs Collective Trust Strategic Value Fund	Common Collective Trust	2,761,752
*	ING Fixed Account	Guaranteed Investment Contract	14,834,563	***
*	ING International Value Fund - Class I	Mutual Fund Shares	3,411,270
*	ING Market Stock Fund	Stock Fund Shares	5,153,344
*	ING Real Estate Fund - Class I	Mutual Fund Shares	2,911,376
*	ING Solution 2015 Portfolio - Initial Class	Mutual Fund Shares	359,636
*	ING Solution 2025 Portfolio - Initial Class	Mutual Fund Shares	558,015
*	ING Solution 2035 Portfolio - Initial Class	Mutual Fund Shares	559,695
*	ING Solution 2045 Portfolio - Initial Class	Mutual Fund Shares	1,026,629
*	ING Solution 2055 Portfolio - Initial Class	Mutual Fund Shares	10,346
*	ING Solution Income Portfolio - Initial Class	Mutual Fund Shares	289,057
*	ING VP Small Cap Opportunities Portfolio - Initial Class	Mutual Fund Shares	1,696,639
	Mainstay Large Cap Growth Fund	Mutual Fund Shares	4,902,714
	Nuveen NWQ Small/Mid-Cap Value Fund - Class R	Mutual Fund Shares	1,293,958
	PIMCO Total Return Fund - Institutional Shares	Mutual Fund Shares	3,216,652
	Notes Receivable from participants	**	1,751,052
	Russell Small Cap Completeness Index SL Series Fund	Common Collective Trust	5,727,764
	Vanguard International Growth Fund	Mutual Fund Shares	4,240,604
	Vanguard Total Bond Market Index Fund - Signal Shares	Mutual Fund Shares	442,061
			$58,813,735
Note:	Column (d) cost information is omitted for all participant directed investments.

*	Indicates a party-in-interest to the Plan.
**
Each loan will bear an interest rate as prescribed by the Plan's applicable provisions when the loan is issued, currently the prime interest rate plus 1%. Current interest rates on participant loans range from 4.25%

	to 9.25% as of December 31, 2010. Loan repayment periods are for a maximum of five years. Current maturity dates on Participant Loans range from December 2011 to December 2016 as of December 31, 2010.
***	Stated at contract value.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ING 401(k) Plan for ILIAC Agents
	By:	ING US PENSION COMMITTEE
June 29, 2011		By: /s/	Steven T. Pierson
Dated		Name:	Steven T. Pierson
		Title:	Chairman, ING U.S. Pension Committee